Exhibit 3.2
Section 4.10(a) of the Amended and Restated Bylaws of Mobile Mini, Inc. is amended to read as follows:
4.10. Record Date for Stockholders.
     (a)     In order to determine the stockholders entitled to notice of or to vote at any meeting of stockholders, or entitled to give their consent to corporate action in writing without a meeting, the Board of Directors may fix, in advance, a record date that shall not exceed sixty (60) days nor be less than ten (10) days preceding the day of such meeting or other action. In order to determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date that shall not be more than sixty (60) days prior to such action.